82-3308

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030518

REGISTRANT'S NAME Kimberly Clark de Mexico

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 3308 FISCAL YEAR 12-31-01

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DATE : 3/7/02

Kimberly-Clark de México, S. A. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

Galaz, Gómez Morfín,
Chavero, Yamazaki, S.C.
Jaime Balmes 11
Edificio B, Polanco
11510 México, D.F.

Tel.: 52 (55) 52-83-77-77
Fax: 52 (55) 52-83-76-00
www.deloitte.com.mx

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Kimberly-Clark de México, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Kimberly-Clark de México, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended (all expressed in thousands of Mexican pesos of purchasing power of December 31, 2001). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark de México, S. A. de C. V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

Deloitte & Touche

January 31, 2002

Kimberly-Clark de México, S.A. de C.V.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and temporary investments	$ 2,205,614	$ 2,107,182
Accounts receivable:		
Trade	3,479,941	3,477,419
Other	333,129	307,997
Total	3,813,070	3,785,416
Inventories	1,193,529	1,263,382
Total current assets	7,212,213	7,155,980
PROPERTY, PLANT AND EQUIPMENT - Net, Notes 2 and 9	14,849,542	14,530,796
TOTAL	$ 22,061,755	$ 21,686,776

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 376,797	$ 133,172
Bank loans	500,000	522,018
Trade accounts payable	1,403,845	1,277,192
Accrued liabilities	554,368	734,765
Income tax	493,035	501,229
Employee profit-sharing	425,078	470,273
Total current liabilities	3,753,123	3,638,649
LONG-TERM DEBT - Note 3	4,262,145	3,542,595
DEFERRED INCOME TAX AND EMPLOYEE PROFIT-SHARING – Notes 1, 6 and 12	2,493,890	2,651,740
Total liabilities	10,509,158	9,832,984
STOCKHOLDERS' EQUITY - Notes 1 and 4:		
Common stock	3,816,655	3,932,740
Premium on subscription of stock	4,483,277	4,483,277
Retained earnings:		
Prior years	9,013,489	8,046,275
Current year	2,892,125	3,166,038
Reserve for purchase of own stock	2,779,384	3,328,851
Deficiency in restatement of stockholders' equity	(9,464,375)	(9,135,431)
Cumulative effect of deferred income tax	(1,967,958)	(1,967,958)
Total stockholders' equity	11,552,597	11,853,792
TOTAL	$ 22,061,755	$ 21,686,776

See notes to consolidated financial statements.

Kimberly-Clark de México, S.A. de C.V.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001, except Basic Earnings Per Share)

	2001	2000
NET SALES – Note 11	$ 15,633,955	$ 16,606,811
COST OF SALES	8,797,095	9,460,404
GROSS PROFIT	6,836,860	7,146,407
OPERATING EXPENSES	1,951,210	1,835,086
OPERATING PROFIT	4,885,650	5,311,321
INTEGRAL FINANCING COST – Note 5	35,642	54,940
OTHER INCOME	5,468	34,922
INCOME BEFORE PROVISIONS	4,855,476	5,291,303
PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT-SHARING - Note 6	1,963,351	2,125,265
NET INCOME	$ 2,892,125	$ 3,166,038
BASIC EARNINGS PER SHARE (in pesos, using weighted average number of outstanding shares)	$ 2.33	$ 2.48

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	Common stock	Premium on subscription of stock	Retained earnings	Reserve for purchase of own stock	Deficiency in restatement of stockholders' equity	Cumulative effect of deferred income tax	Total stockholders' equity (Notes 1 and 4)
BALANCE, JANUARY 1, 2000	$4,102,940	$ 4,483,277	$13,009,365	$ 1,465,419	$ (8,557,054)	$ -	$14,503,947
Reserve increase			(2,855,535)	2,855,535			-
Dividends declared			(2,107,555)				(2,107,555)
Purchase of own stock	(170,200)			(992,103)			(1,162,303)
Comprehensive income			3,166,038		(578,377)	(1,967,958)	619,703
BALANCE, DECEMBER 31, 2000	3,932,740	4,483,277	11,212,313	3,328,851	(9,135,431)	(1,967,958)	11,853,792
Dividends declared			(2,198,824)				(2,198,824)
Purchase of own stock	(116,085)			(549,467)			(665,552)
Comprehensive income			2,892,125		(328,944)		2,563,181
BALANCE, DECEMBER 31, 2001	$3,816,655	$ 4,483,277	$11,905,614	$2,779,384	$ (9,464,375)	$(1,967,958)	$11,552,597

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
OPERATING ACTIVITIES:		
Net income	$ 2,892,125	$ 3,166,038
Items that did not require resources:		
Depreciation	931,031	872,802
Deferred income tax and employee profit-sharing	59,139	13,029
	3,882,295	4,051,869
Changes in working capital:		
Accounts receivable	(27,654)	(208,705)
Inventories	32,120	(80,575)
Trade accounts payable	126,653	(287,954)
Accrued liabilities	(180,397)	172,183
Other, principally income tax and employee profit-sharing	(75,891)	31,520
Resources generated by operating activities	3,757,126	3,678,338
INVESTING ACTIVITIES – Additions to property, plant and equipment	1,735,475	1,311,012
CASH DIVIDENDS PAID	2,198,824	2,107,555
FINANCING ACTIVITIES:		
Bank loans	(22,018)	522,018
Long-term debt	963,175	(437,213)
Purchase of own stock	(665,552)	(1,162,303)
Resources generated by (used in) financing activities	275,605	(1,077,498)
CASH AND TEMPORARY INVESTMENTS:		
Increase (decrease)	98,432	(817,727)
Beginning of year	2,107,182	2,924,909
End of year	$ 2,205,614	$ 2,107,182

See notes to consolidated financial statements.

1. OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Kimberly-Clark de México, S. A. de C. V. and its subsidiaries (the "Company") are engaged in manufacturing, marketing and selling consumer products for personal use, as well as paper.

Basis of Financial Statements Presentation

Consolidation – The consolidated financial statements include the accounts of Kimberly-Clark de México, S. A. de C. V. and the following wholly-owned subsidiaries:

- Papeles Industriales Crisoba, S. A. de C. V. provides, through its subsidiaries, outside processing and other services to Kimberly-Clark de México, S. A. de C. V.

- Paper Products Trade Corporation is a trading company incorporated in the United States of America to promote exports of the Company's products.

- Servicios Empresariales Során, S. A. de C. V. provides, through its subsidiaries, storage, distribution and other services to Kimberly-Clark de México, S. A. de C. V.

- Taxi Aéreo de México, S. A. provides air transportation services to personnel of Kimberly-Clark de México, S. A. de C. V., its subsidiaries and to the general public.

- Papeles de Calidad San Rafael, S. A. de C. V. rents properties to an affiliated company.

Comprehensive income – In August 2000 the Mexican Institute of Public Accountants issued Bulletin B-4 "Comprehensive Income", which provisions are effective January 1, 2001. In accordance with such provisions, the statement of changes in stockholders' equity for the year ended December 31, 2000 was restated to present comprehensive income on a comparative basis with 2001 (see Note 4).

Summary of Significant Accounting Policies

The Company's accounting policies are in accordance with accounting principles generally accepted in Mexico and are summarized as follows:

Inventories and cost of sales – Inventories are stated at replacement value, which does not exceed realizable value. Cost of sales is restated using the replacement cost at the date of sale.

Property, plant and equipment – The cost of property, plant and equipment is restated using the National Consumer Price Index ("NCPI") of its country of origin. The resulting amount, in the case of foreign origin fixed assets, is converted into Mexican pesos at the market exchange rate as of the balance sheet date.

Integral financing cost incurred during the time of construction and installation of property, plant and equipment is capitalized. The NCPI is applied to restate capitalized financing cost.

Depreciation of property, plant and equipment is computed using the straight-line method, based on the estimated useful lives of the assets.

Stockholders' equity – Balances in the stockholders' equity are restated using the NCPI.

Income tax and employee profit-sharing – Provisions for income tax and employee profit-sharing are recognized in the results of the year in which they are incurred; the deferred effects of temporary differences are also accounted for.

The deferred effects of transactions and other economic events recognized in the financial statements in periods other than that considered in the Company's tax returns, are accounted for using the following methodology:

- Deferred income tax effects are considered for all temporary differences determined by comparing the tax and book value of assets and liabilities.

- Deferred employee profit-sharing effects are considered for temporary differences determined based on reconciling items between book income for the year and taxable income.

As of January 1, 2000, the Company implemented the provisions of Bulletin D-4, "Accounting for Income Tax, Tax on Assets and Employee Profit-Sharing". The cumulative effect as of such date of $1,967,958, which corresponds to years prior to the effective date of such Bulletin, was recorded with a debit to stockholders' equity, and is presented in the statement of changes in stockholders' equity for the year ended December 31, 2000 as part of comprehensive income.

2. PROPERTY, PLANT AND EQUIPMENT

	2001	2000
Buildings	$ 3,731,144	$ 3,588,643
Machinery and equipment	20,548,058	19,985,716
Transportation equipment	775,609	769,062
Total	25,054,811	24,343,421
Accumulated depreciation	(12,072,147)	(11,591,693)
Net	12,982,664	12,751,728
Land	477,215	467,946
Construction in progress	1,389,663	1,311,122
Total	$ 14,849,542	$ 14,530,796

At December 31, 2001, the balance of unamortized capitalized financing cost is $897,413 and corresponds to integral financing cost capitalized in years prior to 2000.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	2001	2000
Promissory note, denominated in Mexican pesos, unsecured, bearing interest at a rate based on TIIE (Mexican interbank equilibrium interest rate), plus 40 basis points. As of December 31, 2001, the effective annual rate was 9.2%.	$ 1,000,000	$ -
Notes payable to banks, denominated in U.S. dollars, unsecured, bearing interest based on LIBOR. As of December 31, 2001, effective annual rates ranged from 2.14% to 8.03%.	661,942	408,198
Private placement notes denominated in U.S. dollars, unsecured, bearing interest at net fixed rates of 8.25% and 8.64% per year.	687,000	754,055
Senior notes denominated in U.S. dollars, unsecured, bearing interest at a net fixed rate of 8.875% per year.	2,290,000	2,513,514
	4,638,942	3,675,767
Current portion	(376,797)	(133,172)
	$ 4,262,145	$ 3,542,595

Long-term debt agreements contain covenants and restrictions, which limit the Company's ability to obtain additional indebtedness and require the Company to maintain certain minimum financial ratios. At December 31, 2001, the Company is in compliance with such covenants.

Long-term debt is due as follows:

2003	$ 1,091,060
2004	68,372
2005	523,458
2006	62,543
2007	62,543
2008	53,370
2009	2,328,076
2010 to 2012	72,723
	$ 4,262,145

4. STOCKHOLDERS' EQUITY

Common stock consists of nominative common shares with no par value, as follows:

	Shares			
	2001	%	2000	%
Series "A"	640,470,475	52	654,253,341	52
Series "B"	590,716,610	48	603,251,725	48
Total	1,231,187,085	100	1,257,505,066	100

In accordance with the Company's by-laws, series "A" shares must represent, at a minimum, 52% of common stock outstanding and must be owned by Mexican investors.

At the Stockholders' Extraordinary Meeting held on February 23, 1995, stockholders authorized the creation of a reserve for the purchase of the Company's own stock. This reserve was increased at the Stockholder's Ordinary Meeting held on February 25, 2000. At December 31, 2001, 136,420,911 shares have been repurchased and 85,746,500 have been canceled.

In accordance with the Mexican income tax law, total stockholders' equity, except for stockholders' contributions and their related tax restatement, as well as retained earnings determined based on the provisions of such law, is subject to a dividend tax, payable by the Company, in the event of distribution. As of December 31, 2001 the balances of the tax accounts of stockholders' equity exceed the balances of the accounts of stockholders' equity in the accompanying financial statements.

At December 31, 2001, stockholders' equity consists of the following:

	Historical Value	Restatement	Total
Common stock	$ 12,895	$ 3,803,760	$ 3,816,655
Premium on subscription of stock	183	4,483,094	4,483,277
Retained earnings	6,995,431	4,910,183	11,905,614
Reserve for purchase of own stock		2,779,384	2,779,384
Deficiency in restatement of stockholders' equity		(9,464,375)	(9,464,375)
Cumulative effect of deferred income tax		(1,967,958)	(1,967,958)
	$ 7,008,509	$ 4,544,088	$ 11,552,597

Comprehensive income presented in the accompanying statements of changes in stockholders' equity, includes net income for the year, plus other comprehensive income items of the same period, which, in accordance with accounting principles generally accepted in Mexico, must be presented directly in the stockholders' equity without affecting the statement of income, with the exception of capital contributions or reimbursements.

Deficiency in restatement of stockholders' equity is due to the cumulative increase below inflation of imported machinery and equipment value.

During the years ended December 31, 2001 and 2000, the Company paid dividends of $2,198,824 and $2,107,555, respectively. If such dividends had not been paid, stockholders' equity would have been greater by $4,306,379 and $2,107,555, as of such dates.

At the Stockholders' Extraordinary Meeting held on February 28, 1992, stockholders authorized issuance of Series "T" working shares, which can be assigned only to officers and employees of the Company, as provided for by the Board of Directors. These shares do not represent common stock or generate corporate rights; however, they do entitle holders to receive dividends similar to those received by shares of common stock. The term of Series "T" shares is five years from the date assigned, at the end of which they must be amortized by a payment calculated based on the adjusted accounting value of shares of common stock at the quarter preceding the beginning and end of the term. Such adjusted value is determined by excluding from stockholders' equity the balance of certain equity accounts. The payment is deducted from retained earnings in the year in which it takes place. At December 31, 2001, 45,003,750 Series "T" shares have been assigned.

5. INTEGRAL FINANCING COST

Integral financing cost consists of the following:

	2001	2000
Interest expense - net	$ 309,350	$ 228,328
Exchange fluctuations - net	(145,760)	50,683
Monetary position gain	(127,948)	(224,071)
	$ 35,642	$ 54,940

Monetary position effect is determined by applying the monthly increase in the National Consumer Price Index factors to monthly net monetary position.

6. INCOME TAX AND EMPLOYEE PROFIT-SHARING

Provisions for income tax and employee profit-sharing consist of the following:

	2001	2000
Income tax	$ 1,553,698	$ 1,652,119
Employee profit-sharing	409,653	473,146
Total	$ 1,963,351	$ 2,125,265

The income tax rate is 35%, with the option to pay the tax each year at a 30% rate and the remaining 5% to be paid upon dividend distribution (see Note 12).

Statutory and effective income tax and employee profit-sharing rates differ due to certain permanent differences.

Deferred income tax and employee profit-sharing are mainly derived from property, plant and equipment and inventories.

7. FOREIGN CURRENCY BALANCES

Assets and liabilities include monetary items receivable or payable in foreign currency, as well as nonmonetary assets of foreign origin. Such items, denominated in U.S. dollars, at December 31, 2001, consist of the following:

	Thousands of U.S. Dollars
Monetary assets	192,909
Inventories	43,332
Machinery and equipment	808,728
Monetary liabilities	488,061

Exchange rate used to value those items was $9.16 Mexican pesos for one U.S. dollar.

8. RELATED PARTIES

The Company had the following transactions and balances with related parties:

	2001	2000
Purchases and technical services received	$ 959,815	$ 889,080
Sales	$ 401,490	$ 416,059
Accounts payable	$ 308,377	$ 245,752
Accounts receivable	$ 43,808	$ 62,285

9. COMMITMENTS

At December 31, 2001, the Company is committed to acquire machinery and equipment and to complete construction in progress for approximately $457,000.

10. EMPLOYEE RETIREMENT OBLIGATIONS

The liability for and annual cost of legally mandated seniority premiums, and retirement and pension plans for qualifying personnel, is calculated by an independent actuary based on the projected unit credit method.

To meet these obligations, the Company has set up trust funds, which, at December 31, 2001, amount to $224,926. These assets are used to cover the accumulated benefit obligation, which, at such date, amounts to $290,457.

11. BUSINESS SEGMENT INFORMATION

Net sales by business segment for the years ended December 31, 2001 and 2000, are as follows:

	2001	2000
Consumer products	$ 11,293,104	$ 11,521,418
Paper and educational	3,381,742	4,033,690
Exports	959,109	1,051,703
	$ 15,633,955	$ 16,606,811

12. SUBSEQUENT EVENT

On January 1, 2002 a Tax Reform was enacted. In connection with the income tax law for corporations, the following change, among others, were included:

- The income tax rate of 35% is reduced by one percentage point each year commencing in 2003, down to 32% in 2005.
- Commencing in 2002, the option to pay only 30% and deferring payment of the remaining 5% is eliminated.
- Employee statutory profit-sharing paid is no longer partially deductible for income tax purposes.

The effects of these changes on the calculation of deferred taxes recorded as of December 31, 2001, must be determined and recorded commencing January 1, 2002, using the income tax rate applicable when the temporary differences are expected to reverse. The net effect of such changes is expected to be a reduction in the deferred tax liability balance.

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